S2C GLOBAL SYSTEMS, INC.

5119 Beckwith Boulevard, Suite 105

San Antonio, TX  78249

March 24, 2009

Ms. Ta Tanisha Meadows

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

S2C Global Systems, Inc.

Item 4.01, Form 8-K

Filed March 13, 2009

File No. 000-51529

Dear Ms. Meadows:

This letter is in response to your correspondence dated March 23, 2009 regarding our recent filing on Form 8-K/A regarding our change in auditors.  We have amended our 8-K to address the issues presented.  If you have any questions or require additional information, please notify me directly.

The Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

S2C Global Systems, Inc.

/s/ Alejandro Bautista

Alejandro Bautista, President